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SEC FILE NUMBER
8-29084

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 01 2002
365

PROCESSING WASH. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALCAN SECURITIES CORP.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6345 CONSTITUTION DRIVE
(No. and Street)

FORT WAYNE (City) INDIANA (State) 46804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH R. EDELBROCK (260) 431-4124
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BADEN, GAGE & SCHROEDER, LLC
(Name — *if individual, state last, first, middle name*)

6920 POINTE INVERNESS WAY, SUITE 300 (Address) FORT WAYNE (City) INDIANA (State) 46804 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENNETH R. EDELBROCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALCAN SECURITIES CORP., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital .
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) [illegible]

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Alcan Securities Corp.

December 31, 2001

ALCAN SECURITIES CORP.

Statement of Financial Condition
Year Ended December 31, 2001

INDEX

Baden
Gage & Schroeder LLC

Certified Public Accountants • Business Consultants

Independent Auditors' Report

Board of Directors
Alcan Securities Corp.
Fort Wayne, Indiana

We have audited the accompanying statement of financial condition of Alcan Securities Corp. as of December 31, 2001. This financial statement is the responsibility of the management of Alcan Securities Corp. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Alcan Securities Corp. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Baden, Gage & Schroeder, LLC
BADEN, GAGE & SCHROEDER, LLC

Fort Wayne, Indiana
January 10, 2002

ALCAN SECURITIES CORP.

Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$	15,084
Commissions receivable		3,510
Income tax receivable		144
Note receivable - stockholder		11,700
TOTAL ASSETS	$	30,438

STOCKHOLDER'S EQUITY

Common stock, no par value; 1,000 shares authorized, 400 shares issued and outstanding	$	15,000
Additional paid in-capital		7,000
Retained earnings		8,438
TOTAL STOCKHOLDER'S EQUITY	$	30,438

See Notes to Financial Statements.

ALCAN SECURITIES CORP.

Notes to Financial Statements
December 31, 2001

Note 1. Summary of Significant Accounting Policies

Nature of Business:

Alcan Securities Corp. (the "Company") is a registered securities broker-dealer selling marketable securities. The Company does not maintain any customer accounts. Customers are primarily located in the Fort Wayne, Indiana area. Approximately 36% of the Company's operations are derived from three customers.

Preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. The nature of those estimates, however, is such that variances in actual results are generally immaterial.

Income Recognition:

Commissions earned on the sale of marketable securities and the related commission expense are recorded on transaction settlement date.

Income Taxes:

Income taxes have not been provided because the stockholder has elected to be treated as a small business corporation for income tax purposes for the tax year beginning January 1, 2000, as provided in the Internal Revenue Code. As such, the corporation's income or loss and credits are passed to the stockholder and combined with his other personal income and deductions to determine taxable income on his individual tax return.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to six and two-thirds percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of $18,594 and $5,000, respectively. The rule may effectively restrict the payment of cash dividends.

Note 3. Related Party Transactions

The Company has entered into a lease of an office facility from its stockholder on a month to month basis. Rent charged to operations was $12,000 in 2001.